N-SAR Exhibit: Sub-item 77I
Legg Mason Legg Mason Partners Equity Trust

Legg Mason ClearBridge Large Cap Value Fund
Legg Mason ClearBridge Diversified Large Cap Growth Fund
Legg Mason ClearBridge Capital Fund
Legg Mason ClearBridge Mid Cap Core Fund
Legg Mason ClearBridge Small Cap Growth Fund
Legg Mason Esemplia Emerging Markets Equity Fund
Legg Mason Batterymarch Global Equity Fund
Legg Mason ClearBridge Appreciation Fund

Effective July 1, 2011, Class B shares of the fund will be closed to purchases by new and existing investors. Your Service Agent, however, may no longer offer Class B shares as of an earlier date. Class B shares of the fund will continue to be available for incoming exchanges and for dividend reinvestment. If you currently invest through a systematic investment plan where Class B shares are purchased, or have any other questions concerning Class B shares, please contact your Service Agent for more information.